UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

____________________

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND

RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 2)

The Edelman Financial Group Inc.

(Name of the Issuer)

The Edelman Financial Group Inc.

Summer Holdings II, Inc.

Summer Merger Sub, Inc.

LEP Summer Holdings, LLC

Thomas H. Lee

George L. Ball

Joseph Bottazzi, II

Fredric M. Edelman

The Edelman Financial Center, Inc.

Bruce R. McMaken

Edward P. Moore

Ben T. Morris

Lesley V. Roberts

Don A. Sanders

The 2003 Sanders Children’s Trust

The Edelman Financial Center, LLC

Edelman Financial Services, LLC
Rick Berry
Domenico Conti

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01

(Title of Class of Securities)

27943Q105

(CUSIP Number of Class of Securities)

The Edelman Financial Group Inc. 600 Travis, Suite 5800 Houston, TX 77002 Attn: John T. Unger Telephone: (888) 752-6742	Summer Holdings II, Inc. Summer Merger Sub, Inc. LEP Summer Holdings, LLC 650 Madison Avenue, 21st Floor New York, NY 10022 Attn: Joseph B. Rotberg Telephone: (212) 888-1500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

Copy To:

Thompson & Knight LLP 333 Clay Street, Suite 3300 Houston, TX 77002 Attn: Amy R. Curtis and Timothy T. Samson Telephone: (214) 969-1763 and (713) 951-5842	Vinson & Elkins LLP Trammell Crow Center 2001 Ross Avenue, Suite 3700 Dallas, TX 75201-2975 Attn: Alan J. Bogdanow and Stephen M. Gill Telephone: (214) 220-7857	Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 Attn: Robert D. Goldbaum Telephone: (212) 373-3028	Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004 Attn: David N. Shine Telephone: (212) 859-8000

_________________________________________

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value(1)	Amount of Filing Fee(2)
$267,273,021	$30,630

(1)	For purposes of calculating the filing fee, the transaction value was determined based upon the sum of (A) 29,597,807 shares of common stock multiplied by the merger consideration of $8.85 per share; (B) 20,000 options to purchase shares of common stock multiplied by $0.94 per share (which is the difference between the merger consideration and the weighted average exercise price of $7.91 per share); and (C) $5,313,629, the amount expected to be paid to holders of restricted stock units ((A), (B) and (C) together, the “Transaction Valuation”).

(2)	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c) and the Securities and Exchange Commission Fee Rate Advisory #3 for fiscal year 2012, was determined by multiplying the Transaction Valuation by .0001146.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $30,629.49

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Party: The Edelman Financial Group Inc.

Date Filed: May 16, 2012

Neither the Securities and Exchange Commission nor any state securities commission has: (i) approved or disapproved of the transaction; (ii) passed upon the merits or fairness of the transaction; or (iii) passed upon the adequacy or accuracy of the disclosure in the document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 2 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Amendment No. 2 to Schedule 13E-3”), is being filed with the Securities and Exchange Commission (the “SEC”) jointly by the following persons (collectively, the “filing persons”): (a) The Edelman Financial Group Inc., a Texas corporation (the “Company”) and issuer of the common stock that is subject to the Rule 13e-3 transaction; (b) Summer Holdings II, Inc., a Delaware corporation (“Parent”); (c) Summer Merger Sub, Inc., a Texas corporation and a wholly owned subsidiary of Parent (“Merger Sub”); (d) LEP Summer Holdings, LLC, a Delaware limited liability company; (e) Thomas H. Lee; (f) George L. Ball; (g) Joseph Bottazzi, II; (h) Fredric M. Edelman; (i) The Edelman Financial Center, Inc., a Delaware corporation; (j) Bruce R. McMaken; (k) Edward P. Moore; (l) Ben T. Morris; (m) Lesley V. Roberts; (n) Don A. Sanders; (o) The 2003 Sanders Children’s Trust dated January 1, 2003; (p) The Edelman Financial Center, LLC; (q) Edelman Financial Services, LLC; (r) Rick Berry; and (s) Domenico Conti.

On April 16, 2012, the Company entered into an Agreement and Plan of Merger (the “merger agreement”) with Parent and Merger Sub. Pursuant to the merger agreement, Parent will acquire the Company through the merger of Merger Sub with and into the Company (the “merger”), with the Company continuing as the surviving corporation after the merger. If the merger is completed, each share of the Company’s common stock, $0.01 par value per share (the “common stock”), will be converted into the right to receive $8.85 in cash, without interest (the “merger consideration”). The following shares of common stock will not be converted into the right to receive the merger consideration in connection with the merger: (a) shares owned by any of the Company’s shareholders who properly exercise dissenters’ rights under Texas law, (b) shares owned by the Company (as treasury stock or otherwise) or any of its subsidiaries, other than shares held by Sanders Morris Harris Inc., a wholly owned subsidiary of the Company, in its proprietary trading account immediately prior to the completion of the merger, (c) shares owned by Parent or Merger Sub, including certain shares to be contributed to Lee Summer, LP, a Delaware limited partnership and indirect parent of Parent, immediately prior to the completion of the merger by: George L. Ball, Chairman of the board of directors of the Company; Joseph Bottazzi, II, Chief Communications Officer of the Company; Bruce R. McMaken, Executive Vice President-Corporate of the Company; Ben T. Morris, Vice Chairman of the Company’s board of directors; Lesley V. Roberts, Chief of Staff and Chief Operations Officer of Edelman Financial Services, LLC, a wholly owned subsidiary of the Company; Don A. Sanders, Vice Chairman of the Company’s board of directors; and Don V. Weir as Trustee to The 2003 Sanders Children’s Trust dated January 1, 2003.

In addition, each outstanding option to purchase shares of common stock granted under the Company’s equity incentive plans, whether or not then vested or exercisable, will be cancelled as of the effective time of the merger. The holder of such stock option will be entitled to receive a cash payment, equal to the product of (a) the excess, if any, of the $8.85 per share merger consideration over the applicable per share exercise price of such stock option, multiplied by (b) the number of shares of common stock such holder could have purchased had such holder exercised such option in full immediately prior to the effective time of the merger, without interest. Each outstanding share of restricted stock granted under the Company’s equity incentive plans, to the extent not previously earned and vested, will become fully earned and vested as of the effective time of the merger. The holder of such restricted stock will be entitled to receive, in exchange for such restricted stock, a cash payment equal to the product of (a) the number of restricted shares that have not been settled or paid immediately prior to the effective time of the merger, multiplied by (b) the $8.85 per share merger consideration, without interest. Each outstanding restricted stock unit award representing the right to receive shares of common stock granted under the Company’s equity incentive plans will vest and be cancelled as of the effective time of the merger. The holder of such restricted stock unit award will be entitled to receive a cash payment equal to the product of (a) the number of units covered by such restricted stock unit award, multiplied by (b) the $8.85 per share merger consideration, without interest.

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Concurrently with the filing of this Amendment No. 2 to Schedule 13E-3, the Company is filing with the SEC a revised preliminary proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of the shareholders of the Company. At the special meeting, the shareholders will consider and vote upon a proposal to approve the merger agreement and merger. The approval of the merger agreement and the merger requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of the Company’s common stock, as well as a majority of the outstanding shares of the Company’s common stock not held by Parent, Merger Sub, or their respective affiliates, The Edelman Financial Center, Inc., The 2003 Sanders Children’s Trust, or any of Messrs. Ball, Edelman, McMaken, Moore, Morris and Sanders, or any officer of the Company or its subsidiaries designated by the Company’s board of directors as an executive officer for purposes of Section 16 of the Exchange Act. A copy of the Proxy Statement is attached hereto as Exhibit (a)(2)(i) and a copy of the merger agreement is attached as Annex A to the Proxy Statement.

The cross-references below are being supplied pursuant to General Instruction G of Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the Items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Amendment No. 2 to Schedule 13E-3 shall have the meanings given to them in the Proxy Statement. The responses to each item in this Amendment No. 2 to Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement, including all annexes thereto.

The filing of this Amendment No. 2 to Schedule 13E-3 shall not be construed as an admission by any of the filing persons, or by any affiliate of a filing person, that the Company is “controlled” by any other filing person or that any filing person. Parent, Merger Sub, LEP Summer Holdings, LLC and Mr. Lee are deemed to be “affiliates” of the Company within the meaning of Rule 13e-3 of the Exchange Act solely based upon the transactions identified in this Amendment No. 2 to Schedule 13E-3, and there is no other factual basis on which such persons would be deemed to be “affiliates” of the Company within the meaning of Rule 13e-3 of the Exchange Act.

The information contained in this Amendment No. 2 to Schedule 13E-3 and the Proxy Statement concerning the Company was supplied by the Company, and the information contained in this Amendment No. 2 to Schedule 13E-3 and the Proxy Statement concerning each filing person other than the Company was supplied by each such filing person.

Item 1. Summary Term Sheet.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

Item 2. Subject Company Information.

(a)	Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING THE COMPANY”

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE SPECIAL MEETING—Record Date and Quorum”

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“IMPORTANT INFORMATION REGARDING THE COMPANY—Security Ownership of Certain Beneficial Owners and Management”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING THE COMPANY—Market Price of Common Stock and Dividend Information”

(d)	Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE MERGER AGREEMENT—Conduct of Business Prior to Closing”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Market Price of Common Stock and Dividend Information”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING THE COMPANY—Transactions in Common Stock”

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING THE COMPANY—Transactions in Common Stock”

Item 3. Identity and Background of Filing Person.

(a)	Name and Address. The Company is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Parties Involved in the Merger”

“THE PARTIES TO THE MERGER”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Directors and Executive Officers of the Company”

“IMPORTANT INFORMATION REGARDING PARENT, MERGER SUB AND THE LEE EQUITY FILING PERSONS”

“IMPORTANT INFORMATION REGARDING THE ROLLOVER INVESTORS AND THE EDELMAN FINANCIAL FILING PERSONS”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Parties Involved in the Merger”

“THE PARTIES TO THE MERGER”

“IMPORTANT INFORMATION REGARDING PARENT, MERGER SUB AND THE LEE EQUITY FILING PERSONS”

“IMPORTANT INFORMATION REGARDING THE ROLLOVER INVESTORS AND THE EDELMAN FINANCIAL FILING PERSONS”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Parties Involved in the Merger”

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“THE PARTIES TO THE MERGER”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Directors and Executive Officers of the Company”

“IMPORTANT INFORMATION REGARDING PARENT, MERGER SUB AND THE LEE EQUITY FILING PERSONS”

“IMPORTANT INFORMATION REGARDING THE ROLLOVER INVESTORS AND THE EDELMAN FINANCIAL FILING PERSONS”

Item 4. Terms of the Transaction.

(a)	Material Terms.

(1) Tender Offers. Not applicable.

(2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger of the Rollover Investors, the Edelman Financial Filing Persons, the Lee Equity Filing Persons, Parent and Merger Sub”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Material United States Federal Income Tax Consequences”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Golden Parachute Compensation”

“SPECIAL FACTORS—Other Relationships”

“THE SPECIAL MEETING”

“THE MERGER AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Voting Agreements”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Golden Parachute Compensation”

“SPECIAL FACTORS—Other Relationships”

“THE MERGER AGREEMENT—Merger Consideration”

“THE MERGER AGREEMENT—Treatment of Stock Options, Restricted Common Stock and Restricted Stock Unit Awards”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Dissenters’ Rights of Appraisal”

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“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“DISSENTERS’ RIGHTS OF APPRAISAL”

“ANNEX C—CHAPTER 10, SUBCHAPTER H OF THE TEXAS BUSINESS ORGANIZATIONS CODE—Rights of Dissenting Owners”

(e)	Provisions For Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Provisions for Unaffiliated Shareholders”

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Golden Parachute Compensation”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Transactions in Common Stock”

“THE MERGER AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(b),	(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger of the Rollover Investors, the Edelman Financial Filing Persons, the Lee Equity Filing Persons, Parent and Merger Sub”

“SPECIAL FACTORS—Position of Parent, Merger Sub and the Lee Equity Filing Persons as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of the Rollover Investors and the Edelman Financial Filing Persons as to the Fairness of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Remedies; Limited Guarantee”

“SPECIAL FACTORS—Voting Agreements”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Golden Parachute Compensation”

“THE MERGER AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors; Fairness of the Merger”

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“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Voting Agreements”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Golden Parachute Compensation”

“SPECIAL FACTORS—Other Relationships”

“SPECIAL FACTORS—Delisting and Deregistration of the Company’s Common Shares”

“THE SPECIAL MEETING—Stock Ownership and Interests of Certain Persons”

“THE MERGER AGREEMENT”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Transactions in Common Stock”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Security Ownership of Certain Beneficial Owners and Management”

“WHERE YOU CAN FIND MORE INFORMATION”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Effects on the Company if the Merger is Not Completed”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Golden Parachute Compensation”

“SPECIAL FACTORS—Delisting and Deregistration of the Company’s Common Shares”

“THE MERGER AGREEMENT—Merger Consideration”

“THE MERGER AGREEMENT—Payment Procedures”

“THE MERGER AGREEMENT—Treatment of Stock Options, Restricted Common Stock and Restricted Stock Unit Awards”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(c)	(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Effects on the Company if the Merger is Not Completed”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Voting Agreements”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Golden Parachute Compensation”

“SPECIAL FACTORS—Delisting and Deregistration of the Company’s Common Shares”

“THE MERGER AGREEMENT”

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“IMPORTANT INFORMATION REGARDING THE COMPANY—Market Price of Common Stock and Dividend Information”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger of the Rollover Investors, the Edelman Financial Filing Persons, the Lee Equity Filing Persons, Parent and Merger Sub”

“SPECIAL FACTORS—Position of Parent, Merger Sub and the Lee Equity Filing Persons as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of the Rollover Investors and the Edelman Financial Filing Persons as to the Fairness of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Effects on the Company if the Merger is Not Completed”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Golden Parachute Compensation”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Effects on the Company if the Merger is Not Completed”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee”

“SPECIAL FACTORS—Purpose and Reasons for the Merger of the Rollover Investors, the Edelman Financial Filing Persons, the Lee Equity Filing Persons, Parent and Merger Sub”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Effects of the Merger”

“ANNEX B—OPINION OF STEPHENS INC.”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

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“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Plans for the Company After the Merger”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Effects on the Company if the Merger is Not Completed”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Material United States Federal Income Tax Consequences”

“SPECIAL FACTORS—Remedies; Limited Guarantee”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Golden Parachute Compensation”

“SPECIAL FACTORS—Delisting and Deregistration of the Company’s Common Shares”

“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”

“THE MERGER AGREEMENT”

“DISSENTERS’ RIGHTS of appraisal”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

“ANNEX C—CHAPTER 10, SUBCHAPTER H OF THE TEXAS BUSINESS ORGANIZATIONS CODE—Rights of Dissenting Owners”

Item 8. Fairness of the Transaction.

(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee”

“SPECIAL FACTORS—Position of Parent, Merger Sub and the Lee Equity Filing Persons as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of the Rollover Investors and the Edelman Financial Filing Persons as to the Fairness of the Merger”

“ANNEX B—OPINION OF STEPHENS INC.”

See also the presentations attached hereto as exhibits (c)(2)-(9) and incorporated by reference herein, which were prepared by Stephens Inc., the financial advisor to the special committee of the Board of Directors of the Company.

(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee”

“SPECIAL FACTORS—Position of Parent, Merger Sub and the Lee Equity Filing Persons as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of the Rollover Investors and the Edelman Financial Filing Persons as to the Fairness of the Merger”

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“ANNEX B—OPINION OF STEPHENS INC.”

See also the presentations attached hereto as exhibits (c)(2)-(9) and incorporated by reference herein, which were prepared by Stephens Inc., the financial advisor to the special committee of the Board of Directors of the Company.

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors; Fairness of the Merger”

“THE SPECIAL MEETING—PROPOSAL NO. 1—The Merger Agreement and the Merger”

“THE MERGER AGREEMENT—Conditions to the Completion of the Merger”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee”

“SPECIAL FACTORS—Position of the Rollover Investors and the Edelman Financial Filing Persons as to the Fairness of the Merger”

“ANNEX B—OPINION OF STEPHENS INC.”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Recommendation of the Special Committee and Our Board of Directors”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Rollover Investors and the Edelman Financial Filing Persons as to the Fairness of the Merger”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Go Shop”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Position of Parent, Merger Sub and the Lee Equity Filing Persons as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of the Rollover Investors and the Edelman Financial Filing Persons as to the Fairness of the Merger”

“THE MERGER AGREEMENT—Go Shop; Solicitation”

9

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee”

“ANNEX B—OPINION OF STEPHENS INC.”

See also the presentations attached hereto as exhibits (c)(2)-(9) and incorporated by reference herein, which were prepared by Stephens Inc., the financial advisor to the special committee of the Board of Directors of the Company.

(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 are available for inspection and copying at the Company’s principal executive offices at 600 Travis, Suite 5800, Houston, Texas 77002, during regular business hours by any interested holder of the Company’s common stock or any representative who has been so designated in writing. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“WHERE YOU CAN FIND MORE INFORMATION”

Item 10. Source and Amounts of Funds or Other Consideration.

(a),	(b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Remedies; Limited Guarantee”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Other Relationships”

“THE MERGER AGREEMENT—Financing”

“THE MERGER AGREEMENT—Conditions to the Completion of the Merger”

“THE MERGER AGREEMENT—Liability Cap and Limitation on Remedies”

(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”

“THE SPECIAL MEETING—Solicitation of Proxies”

“THE MERGER AGREEMENT—Termination Fees and Expense Reimbursement”

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing of the Merger”

10

Item 11. Interest in Securities of the Subject Company.

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Golden Parachute Compensation”

“THE SPECIAL MEETING—Stock Ownership and Interests of Certain Persons”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Transactions in Common Stock”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Security Ownership of Certain Beneficial Owners and Management”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Voting Agreements”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Transactions in Common Stock”

Item 12. The Solicitation or Recommendation.

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Rollover Investors and the Edelman Financial Filing Persons as to the Fairness of the Merger”

“SPECIAL FACTORS—Voting Agreements”

“SPECIAL FACTORS—Intent to Vote in Favor of the Merger”

“THE SPECIAL MEETING—Stock Ownership and Interests of Certain Persons”

(e)	Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Position of Parent, Merger Sub and the Lee Equity Filing Persons as to the Fairness of the Merger”

“SPECIAL FACTORS—Position of the Rollover Investors and the Edelman Financial Filing Persons as to the Fairness of the Merger”

“SPECIAL FACTORS—Intent to Vote in Favor of the Merger”

“THE SPECIAL MEETING—PROPOSAL NO. 1—The Merger Agreement and the Merger”

“THE SPECIAL MEETING—Stock Ownership and Interests of Certain Persons”

“THE MERGER AGREEMENT—Termination in Connection with a Superior Proposal”

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Item 13. Financial Statements.

(a)	Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Certain Projections”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Selected Historical Financial Data”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Ratio of Earnings to Fixed Charges”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Net Earnings and Book Value Per Share”

“WHERE YOU CAN FIND MORE INFORMATION”

(b)	Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”

“THE SPECIAL MEETING—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purpose and Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors; Fairness of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Other Relationships”

“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”

“THE SPECIAL MEETING—Solicitation of Proxies”

Item 15. Additional Information.

(b)	Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Golden Parachute Compensation”

“THE MERGER AGREEMENT— Treatment of Stock Options, Restricted Common Stock and Restricted Stock Unit Awards”

12

(c)	Other Material Information. The entirety of the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits.

Exhibit Number	Description
(a)(1)	Not applicable
(a)(2)(i)	Preliminary Proxy Statement of The Edelman Financial Group Inc., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on July 6, 2012 (the “Proxy Statement”)
(a)(2)(ii)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement
(a)(2)(iii)	Preliminary Form of Letter to Shareholders, incorporated herein by reference to the Proxy Statement
(a)(2)(iv)	Preliminary Notice of Special Meeting of Shareholders, incorporated herein by reference to the Proxy Statement
(a)(2)(v)	Press Release by The Edelman Financial Group Inc. dated April 16, 2012, incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 16, 2012
(a)(2)(vi)	Internal Employee Announcement dated April 16, 2012, incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 16, 2012
(a)(2)(vii)	Employee FAQ, incorporated by reference to the Current Report on Form 8-K filed by The Edelman Financial Group Inc. with the Securities and Exchange Commission on April 16, 2012
(a)(2)(viii)	Current Report on Form 8-K filed by The Edelman Financial Group Inc. with the Securities and Exchange Commission on April 16, 2012, incorporated by reference
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	None
(b)(1)	Financing Commitment dated April 16, 2012 by and between Summer Holdings II, Inc. and Fortress Credit Co LLC*
(b)(2)	$46.4 Million Senior Subordinated Note Purchase Facility Commitment Letter dated April 16, 2012 by and between Summer Holdings II, Inc. and Ares Mezzanine Partners, L.P.*
(b)(3)	Sale of Interests by SMH SPEADV LLC in Retiring Partner Agreement Commitment Letter by and between Summer Holdings II, Inc. and Fortress Credit Corp.*
(c)(1)	Opinion of Stephens Inc. dated April 13, 2012, incorporated herein by reference to Annex B of the Proxy Statement
(c)(2)	Preliminary Discussion Materials of Stephens Inc. to the Special Committee, dated November 21, 2011*
(c)(3)	Preliminary Discussion Materials of Stephens Inc. to the Special Committee, dated January 25, 2012*
(c)(4)	Presentation of Stephens Inc. to the Special Committee, dated April 13, 2012*
(c)(5)	Preliminary Discussion Materials of Stephens Inc. to the Special Committee, dated November 14, 2011
(c)(6)	Preliminary Discussion Materials of Stephens Inc. to the Special Committee, dated December 14, 2011
(c)(7)	Preliminary Discussion Materials of Stephens Inc. to the Special Committee, dated December 20, 2011
(c)(8)	Preliminary Discussion Materials of Stephens Inc. to the Special Committee, dated January 18, 2012
(c)(9)	Preliminary Discussion Materials of Stephens Inc. to the Special Committee, dated March 20, 2012
(d)(1)	Agreement and Plan of Merger among The Edelman Financial Group Inc., Summer Holdings II, Inc. and Summer Merger Sub, Inc., dated April 16, 2012, incorporated herein by reference to Annex A of the Proxy Statement
(d)(2)	Limited Guarantee dated April 16, 2012 by and among LEP Summer Holdings, LLC, Lee Equity Partners Fund, L.P., Lee Equity Strategic Partners Fund, L.P., Lee Equity Strategic Partners Fund (Offshore), L.P. and The Edelman Financial Group Inc.*
(d)(3)	Equity Commitment Letter dated April 16, 2012 by and among LEP Summer Holdings, LLC, Lee Equity Partners Fund, L.P., Lee Equity Strategic Partners Fund, L.P., Lee Equity Strategic Partners Fund (Offshore), L.P. and Summer Holdings II, Inc.*

13

(d)(4)	Voting Agreement, dated as of April 16, 2012, among George L. Ball, Ben T. Morris, Don A. Sanders, the 2003 Sanders Children’s Trust, the 1998 Sanders Children’s Trust and Summer Holdings II, Inc., incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 16, 2012
(d)(5)	Voting Agreement, dated as of April 16, 2012, among Fredric M. Edelman, The Edelman Financial Center, Inc. and Summer Holdings II, Inc., incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 16, 2012
(d)(6)	Contribution Agreement dated April 16, 2012 by and among Lee Summer, LP, Lee Summer GP, LLC and George L. Ball*
(d)(7)	Contribution Agreement dated April 16, 2012 by and among Lee Summer, LP, Lee Summer GP, LLC, Don A. Sanders and the 2003 Sanders Children’s Trust*
(d)(8)	Contribution Agreement dated April 16, 2012 by and among Lee Summer, LP, Lee Summer GP, LLC and Ben T. Morris*
(d)(9)	Contribution Agreement dated April 16, 2012 by and among Lee Summer, LP, Lee Summer GP, LLC and Bruce R. McMaken*
(d)(10)	Contribution Agreement dated April 16, 2012 by and among Lee Summer, LP, Lee Summer GP, LLC, Fredric M. Edelman and The Edelman Financial Center, Inc.*
(d)(11)	Contribution Agreement dated April 16, 2012 by and among Lee Summer, LP, Lee Summer GP, LLC and Edward P. Moore*
(d)(13)	Contribution Agreement dated April 23, 2012 by and among Lee Summer, LP, Lee Summer GP, LLC and Joseph Bottazzi, II*
(d)(14)	Contribution Agreement dated April 23, 2012 by and among Lee Summer, LP, Lee Summer GP, LLC and Lesley V. Roberts*
(d)(15)	Employment Agreement dated April 16, 2012 by and between Fredric M. Edelman, Lee Summer, LP and The Edelman Financial Center, LLC*
(d)(16)	Employment Agreement dated April 23, 2012 by and between George L. Ball and Sanders Morris Harris Inc.*
(d)(17)	Employment Agreement dated April 23, 2012 by and between Bruce R. McMaken and Sanders Morris Harris Inc.*
(d)(18)	Employment Agreement dated April 23, 2012 by and between Rick Berry and Sanders Morris Harris Inc.*
(d)(19)	Employment Agreement dated April 23, 2012 by and between Ed Moore with Edelman Financial Services, LLC*
(d)(20)	Employment Agreement dated April 23, 2012 by and between Joseph Bottazzi, II and Edelman Financial Services, LLC*
(d)(21)	Employment Agreement dated April 23, 2012 by and between Lesley Roberts with Edelman Financial Services, LLC*
(d)(22)	Management Grant Agreement dated April 16, 2012 by and between Lee Summer, LP and Fredric M. Edelman*
(d)(23)	Management Grant Agreement dated as of April 23, 2012 by and between Lee Summer, LP and Lesley V. Roberts*
(d)(24)	Management Grant Agreement dated as of April 23, 2012 by and between Lee Summer, LP and Rick Berry*
(d)(25)	Management Grant Agreement dated as of April 23, 2012 by and between Lee Summer, LP and Joseph Bottazzi, II*
(d)(26)	Management Grant Agreement dated as of April 23, 2012 by and between Lee Summer, LP and George Ball*
14

(d)(27)	Management Grant Agreement dated as of April 23, 2012 by and between Lee Summer, LP and Ed Moore*
(d)(28)	Management Grant Agreement dated as of April 23, 2012 by and between Lee Summer, LP and Bruce McMaken*
(d)(29)	Letter dated April 16, 2012 by and among The Edelman Financial Center, Inc., Fredric M. Edelman, Edward P. Moore and The Edelman Financial Group Inc.*
(d)(30)	Letter dated April 12, 2012 by and between Gerardo A. Chapa, Robert C.A. Benjamin, Ricardo Perusquia and The Edelman Financial Group Inc.*
(d)(31)	Lee Summer, LP Management Incentive Plan adopted as of April 16, 2012*
(f)	Chapter 10, Subchapter H of the Texas Business Organizations Code, incorporated herein by reference to Annex C of the Proxy Statement
(g)	None

*	Previously filed on May 17, 2012
15

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Edelman Financial Group Inc.

Date: July 6, 2012	By:	/s/ Fredric M. Edelman
Fredric M. Edelman
Chief Executive Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Summer Holdings II, Inc.

Date: July 6, 2012	By:	/s/ Joseph B. Rotberg
Joseph B. Rotberg
Treasurer and Secretary

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Summer Merger Sub, Inc.

Date: July 6, 2012	By:	/s/ Joseph B. Rotberg
Joseph B. Rotberg
Treasurer and Secretary

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEP SUMMER HOLDINGS, LLC

Date: July 6, 2012	By:	/s/ Joseph B. Rotberg
Joseph B. Rotberg
Chief Financial Officer

16

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THOMAS H. LEE

Date: July 6, 2012	/s/ Thomas H. Lee

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

George L. Ball

Date: July 6, 2012	/s/ George L. Ball

17

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Fredric M. Edelman

Date: July 6, 2012	/s/ Fredric M. Edelman

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Edelman Financial Center, Inc.

Date: July 6, 2012	By:	/s/ Fredric M. Edelman
Fredric M. Edelman
Chief Executive Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE EDELMAN FINANCIAL CENTER, LLC

Date: July 6, 2012	By:	/s/ Edward P. Moore
Edward P. Moore
President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EDELMAN FINANCIAL SERVICES, LLC

Date: July 6, 2012	By:	/s/ Fredric M. Edelman
Fredric M. Edelman
Chief Executive Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Joseph Bottazzi, II

Date: July 6, 2012	/s/ Joseph Bottazzi, II

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bruce R. McMaken

Date: July 6, 2012	/s/ Bruce R. McMaken

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Edward P. Moore

Date: July 6, 2012	/s/ Edward P. Moore

18

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ben T. Morris

Date: July 6, 2012	/s/ Ben T. Morris

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lesley V. Roberts

Date: July 6, 2012	/s/ Lesley V. Roberts

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Don A. Sanders

Date: July 6, 2012	/s/ Don A. Sanders

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

the 2003 Sanders Children’s Trust

Date: July 6, 2012	By:	/s/ Don Weir
Don Weir
Trustee

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RICK BERRY

Date: July 6, 2012	/s/ Rick Berry

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOMENICO CONTI

Date: July 6, 2012	/s/ Domenico Conti
19